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Exhibit 99.3

DIRECTORS AND OFFICERS CODE OF BUSINESS CONDUCT AND ETHICS

        Genesys S.A. (the "Company") is publicly listed on The Nasdaq National Stock Market, Inc. ("NASDAQ") in the United States. As a result, the Company is subject to U.S. laws, rules and regulations applicable to foreign private companies that are publicly listed in the United States, as well as the specific requirements of NASDAQ.

        In accordance with Nasdaq Marketplace Rule 4350 (n), the Company is adopting codes of business conduct and ethics applicable to all directors, officers and employees. The requirement of a publicly available code of business conduct and ethics is intended to demonstrate to investors that the Company has carefully considered the requirement of ethical dealing. For employees, this requirement is designed to provide assurance that reporting of questionable behavior is protected, to promote ethical behavior by others, and to foster an atmosphere of self-awareness and prudence.

        Recognizing the importance of uncompromising integrity on the part of its directors and officers, the Company has adopted this Code of Business Conduct and Ethics (the "Code"). Accordingly, it is the Company's policy that each director and officer shall:

  •
  conduct themselves at all times with honesty and integrity, avoiding actual or apparent conflicts of interest between personal and professional relationships;

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  provide information to other employees, officers or directors of the Company, as applicable, in order to cause the Company to provide disclosure that is full, fair, accurate, complete, objective, timely and understandable in the Company's reports filed with the U.S. Securities and Exchange Commission and with the Autorité des Marchés Financiers and in its other public communications;

  •
  cause the Company to comply with applicable laws, rules and regulations of all French, U.S. and other governmental entities and other private and public regulatory agencies to which the Company is subject, including The Nasdaq Stock Market, Inc., Euronext Paris S.A., and any other exchanges on which the Company's securities may be listed;

  •
  act in good faith, responsibly, with due care, competence and diligence, and without any misrepresentation of material facts or circumstances;

  •
  act objectively, without allowing his or her independent judgment to be subordinated;

  •
  respect the confidentiality of Company information, except when authorized or otherwise required to make any disclosure, and avoid the use of any Company information for personal advantage;

  •
  accept accountability for adherence to this Code and promote compliance with this Code by others under his or her supervision, as applicable;

  •
  if there are objectively reasonable and specific reasons to believe this Code has been violated, promptly report violations of this Code to the General Counsel or to another appropriate officer;

  •
  promote ethical behavior by others under his or her supervision, as applicable; and

  •
  act in the interests of the Company, and in particular use responsibly all assets and resources of the Company entrusted to him or her.

        A similar code of business conduct and ethics applies to the Company's employees.

        The Board of Directors of the Company shall be responsible for approving this Code and any amendments hereto. The Board of Directors may consult the Audit Committee on any contemplated modification. Only the Board of Directors shall grant waivers of this Code for officers or directors.

        The Company shall make this Code available to the public and shall disclose any amendments or waivers granted to officers or directors on a regular basis.

        If any director or officer suspects or becomes aware of a violation of the Code, he or she must promptly report it to the General Counsel or to another appropriate officer. All communications made in good faith will be treated promptly and professionally and without risk of any retribution.

        Allegations of potential wrongdoing will be investigated by the proper corporate or departmental personnel and may be reported to the Board of Directors of the Company (or an appropriate committee thereof) and to the relevant authorities. All directors and officers are required to cooperate fully with any internal or external investigation. Directors and officers must also maintain the confidentiality of any investigation and related documentation, unless specifically authorized by the Genesys Legal Department to disclose such information. Directors and officers are reminded that the Company's document retention policies strictly prohibit the destruction or alteration of documentation undertaken with the intent to obstruct any pending or threatened investigation or proceeding of any nature.

        Appropriate sanctions for violations of the Code may include termination. Any person who takes any action whatsoever in retaliation against any director or officer who has in good faith raised any question about compliance with the Code will be subject to sanctions, which may include termination.

        All questions about the Code should be addressed to the Genesys Legal Department.

EMPLOYEES CODE OF BUSINESS CONDUCT AND ETHICS

        Genesys S.A. (the "Company") is publicly listed on The Nasdaq National Stock Market, Inc. ("NASDAQ") in the United States. As a result, the Company is subject to U.S. laws, rules and regulations applicable to foreign private companies that are publicly listed in the United States, as well as the specific requirements of NASDAQ.

        In accordance with Nasdaq Marketplace Rule 4350 (n), the Company is adopting codes of business conduct and ethics applicable to all directors, officers and employees. The requirement of a publicly available code of business conduct and ethics is intended to demonstrate to investors that the Company has carefully considered the requirement of ethical dealing. For employees, this requirement is designed to provide assurance that reporting of questionable behavior is protected, to promote ethical behavior by others, and to foster an atmosphere of self-awareness and prudence.

        Recognizing the importance of uncompromising integrity on the part of its employees, the Company has adopted this Code of Business Conduct and Ethics (the "Code"). Accordingly, it is the Company's policy that employees shall:

  •
  conduct themselves at all times with honesty and integrity, avoiding actual or apparent conflicts of interest between personal and professional relationships;

  •
  act in good faith, responsibly, with due care, competence and diligence, and without any misrepresentation of material facts or circumstances;

  •
  act objectively, without allowing his or her independent judgment to be subordinated;

  •
  respect the confidentiality of Company information, except when authorized or otherwise required to make any disclosure, and avoid the use of any Company information for personal advantage;

  •
  accept accountability for adherence to this Code and promote compliance with this Code by others under his or her supervision, as applicable;

  •
  if there are objectively reasonable and specific reasons to believe this Code has been violated, promptly report violations of this Code to the General Counsel or to another appropriate officer; and

  •
  act in the interests of the Company, and in particular use all assets and resources of the Company entrusted to him or her in accordance with authorizations and rules adopted by competent organs of the Company from time to time.

        A similar code of business conduct and ethics applies to the Company's directors and officers.

        The Board of Directors of the Company shall be responsible for approving this Code and any amendments hereto. The Board of Directors may consult the Audit Committee on any contemplated modification.

        If any employee becomes aware of a violation of the Code or has objectively reasonable and specific reasons to believe that the Code has been violated, he or she may promptly report it to the General Counsel or to another appropriate officer. All employee communications made in good faith will be treated promptly and professionally and without risk of any retribution. Knowingly false accusations of misconduct will be subject to disciplinary action.

        Allegations of potential wrongdoing will be investigated by the proper corporate or departmental personnel and may be reported to the Board of Directors of the Company (or an appropriate committee thereof) and to the relevant authorities. All employees are required to cooperate fully with any internal or external investigation. Employees must also maintain the confidentiality of any investigation and related documentation, unless specifically authorized by the Genesys Legal Department to disclose such information. Employees are reminded that the Company's document retention policies strictly prohibit the destruction or alteration of documentation undertaken with the intent to obstruct any pending or threatened investigation or proceeding of any nature.

        Appropriate disciplinary sanctions for violations of the Code may include dismissal for cause. Any person who takes any action whatsoever in retaliation against any employee who has in good faith raised any question about compliance with the Code will be subject to disciplinary sanctions, which may include dismissal for cause.

        All questions about the Code should be addressed to the Genesys Legal Department.

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  Exhibit 99.3
DIRECTORS AND OFFICERS CODE OF BUSINESS CONDUCT AND ETHICS
EMPLOYEES CODE OF BUSINESS CONDUCT AND ETHICS